 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
26125 N. Riverwoods Boulevard
Mettawa, Illinois 60045-3420

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018, and Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Brunswick Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2017.

Chicago, Illinois
June 29, 2020

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair value	$127,558,687	$106,991,008
Receivables:
Employer contributions	20,014	35,188
Notes receivable from participants	1,463,899	1,200,014
Total receivables	1,483,913	1,235,202
Total net assets available for benefits	$129,042,600	$108,226,210

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions
Investment Income:
Net appreciation in fair value of investments	$19,038,137
Interest and dividends from investments	3,734,185
Net investment income	22,772,322

Interest income on notes receivable from participants	52,283

Contributions:
Participants	4,634,649
Rollovers	8,501,304
Employer	1,562,845
Total contributions	14,698,798

Other income	113

Net additions	37,523,516

Deductions
Distributions and withdrawals to participants	16,261,028
Administrative expenses	133,441
Total deductions	16,394,469

Net increase in net assets available for benefits before transfers	21,129,047
Transfers to other plan	(312,657)
Net increase in net assets available for benefits	20,816,390
Net assets available for benefits:
Beginning of year	108,226,210
End of year	$129,042,600

The notes to financial statements are an integral part of this statement.

3

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age, and effective January 1, 2019, IAM Union employees located in Fond du Lac, Wisconsin, must be at least 18 years of age.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Effective January 1, 2019, IAM Union Employees located in Fond du Lac, Wisconsin are eligible to participate immediately upon reaching the age requirement. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. In 2019, pre-tax and Roth contributions were subject to the Internal Revenue Service (IRS) limit of $19,000 and catch-up contributions were subject to the IRS limit of $6,000.

The basic Company matching contribution for participants in the Plan is 50% of participant deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Catch-up contributions are not eligible for Company match.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2019 and 2018, the Company contributed $20,014 and $35,188 to the Plan, respectively, relating to the true-ups of certain participant accounts. The true-up balance is reflected as a component of employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

4

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Vesting

Participants are fully vested in their accounts at all times. Effective January 1, 2019, participants in the IAM Union in Fond du Lac, Wisconsin, are required to complete two years of service to become fully vested in employer matching contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers to Other Plan

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2019, $312,657 was transferred from the Plan into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

5

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board, the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan.

Recently Issued Accounting Standard

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the timing and impact of adopting the updated provision.

There were no other recent accounting pronouncements that impacted the Plan in 2019 or that are expected to impact the Plan in the future.

6

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

3. Investments

There were no changes to the investment options during 2019.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

7

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$7,440,079	$—	$—	$7,440,079
Mutual funds	64,540,206	—	—	64,540,206
Total investments at fair value	$71,980,285	$—	$—	$71,980,285
Investments measured at net asset value (A)				55,578,402
Total investments				$127,558,687

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$7,329,304	$—	$—	$7,329,304
Mutual funds	52,131,781	—	—	52,131,781
Total investments at fair value	$59,461,085	$—	$—	$59,461,085
Investments measured at net asset value (A)				47,529,923
Total investments				$106,991,008

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$129,042,600	$108,226,210
Adjustment for certain deemed distributions of participant loans	(8,747)	(8,748)
Net assets available for benefits per Form 5500	$129,033,853	$108,217,462

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $1,864,379 and recognized dividend income of $122,600 during 2019. At December 31, 2019 and 2018, the Plan held 124,043 and 157,789 shares of Brunswick Corporation common stock with fair values of $7,440,079 and $7,329,304, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated July 27, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

9. Subsequent Events

On March 11, 2020, the World Health Organization announced that infections of the novel coronavirus (COVID-19) had become a world-wide pandemic. The pandemic has resulted in significant uncertainty in the global economy and increased volatility in financial markets, including the market price of Brunswick's common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility associated with the COVID-19 pandemic, the resulting financial impact to the Plan cannot be reasonably estimated.

Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. The Company has not fully amended the Plan to reflect these changes.

10

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2019
		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$7,440,079

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	6,469,100
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust II	2,153,096
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	15,028,796
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust II	1,068,079
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	8,119,270
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust II	844,786
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	3,643,328
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust II	435,494
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	1,955,530
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust II	184,425
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust II	137,890
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	2,336,576
Total Target Date Retirement Collective Trust		42,376,370

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	13,143,571
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	3,998,352
Templeton Institutional Funds, Inc.	Foreign Equity Series	654,319
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	1,485,310
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares	21,715,823
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	3,121,629
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	9,181,664
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	6,459,542
The Vanguard Group, Inc.*	Federal Money Market Fund	456,745
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	4,323,251
Total Mutual Funds		64,540,206

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	13,202,032

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,463,899
		$129,022,586
*Represents a party-in-interest to the Plan.

11

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018, and Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Brunswick Rewards Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2017.

Chicago, Illinois
June 29, 2020

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair value	$1,534,438,259	$1,258,385,503
Receivables:
Employer contributions	32,358,127	32,751,421
Notes receivable from participants	14,946,791	15,060,844
Total receivables	47,304,918	47,812,265
Total assets	$1,581,743,177	$1,306,197,768
Liabilities
Due to Life Fitness, LLC 401(k) Savings Plan	$235,883,060	$—
Total net assets available for benefits	$1,345,860,117	$1,306,197,768

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions
Investment Income:
Net appreciation in fair value of investments	$241,235,235
Interest and dividends from investments	41,641,381
Net investment income	282,876,616

Interest income on notes receivable from participants	648,200

Contributions:
Participants	46,459,812
Rollovers	14,039,274
Employer	52,878,893
Total contributions, net of forfeitures	113,377,979

Other income	1,477

Net additions	396,904,272

Deductions
Distributions and withdrawals to participants	137,198,302
Administrative expenses	1,237,031
Total deductions	138,435,333

Net increase in net assets available for benefits before transfers	258,468,939
Transfers from other plans	17,076,470
Transfer to Life Fitness, LLC 401(k) Savings Plan	(235,883,060)
Net increase in net assets available for benefits	39,662,349
Net assets available for benefits:
Beginning of year	1,306,197,768
End of year	$1,345,860,117

The notes to financial statements are an integral part of this statement.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees are immediately eligible to participate in the Plan and are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Effective January 2, 2017, participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Prior to January 2, 2017, only pre-tax contributions were allowed. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. In 2019, pre-tax and Roth contributions were subject to the Internal Revenue Service (IRS) limit of $19,000 and catch-up contributions were subject to the IRS limit of $6,000. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's contributions by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

The Company may make an annual retirement profit sharing contribution (formerly known as variable retirement contribution or VRC) of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual retirement profit sharing contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Retirement profit sharing contributions are invested in accordance with the participant’s investment elections. As of December 31, 2019 and 2018, Retirement profit sharing contributions of $31,107,291 and $31,673,865, respectively, were included as Employer contributions receivable, in the accompanying Statements of Net Assets Available for Benefits. Of the $31,107,291 included as Employer contributions receivable, $11,235,230 was funded into the Plan on May 13, 2020, and the remaining $19,872,061 has not been funded as of the date of the report. For the year ended December 31, 2019, Employer contributions within the Financial Statements include the portion of the Profit Sharing made after the completion of the sale of the Life Fitness business on June 27, 2019. Please refer to the Transfer to Life Fitness, LLC 401(k) Savings Plan paragraph below, for further information.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. True-ups of certain participant accounts, all of which were included as employer contributions receivable in accompanying Statements of Net Assets Available for Benefits were $1,250,829 and $1,077,556 for the years ended December 31, 2019 and 2018, respectively.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2019 and 2018, forfeited nonvested accounts totaled $1,173,696 and $972,364, respectively. All of the forfeited nonvested accounts at December 31, 2019 were used to reduce employer contributions during 2019.

Vesting

Participants are required to complete two years of service to become fully vested in employer matching contributions and employer retirement profit sharing contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers from Other Plans

On August 9, 2018, the Company completed its acquisition of the Global Marine & Mobile business of Power Products Holdings, LLC (Power Products) and approximately 250 Power Products employees became eligible for the Rewards Plan on January 1, 2019. As a result, $16,763,813 of assets associated with the Power Products ECM Industries, LLC 401(k) Plan were transferred into the Rewards Plan on January 9, 2019.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

Transfers of assets generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2019, $312,657 was transferred into the Plan from the Brunswick Retirement Savings Plan.

Transfer to Life Fitness, LLC 401(k) Savings Plan

On June 27, 2019, the Company completed the sale of the Life Fitness business to KPS Capital Partners. The Life Fitness business had approximately 1,700 employees eligible for the Plan, which was approximately 20% of the Company's total eligible employees. The Plan was amended effective June 10, 2019 to allow Life Fitness participants to continue in the Rewards Plan as an unrelated employer under a Transition Services Agreement through December 31, 2019. As such, the Plan's status became listed as a temporary multiple employer Plan for the period from the closing of the above sale transaction through December 31, 2019 (the "Effective Period"). Life Fitness Participants ended their participation in the Plan effective December 31, 2019, and therefore a Due to Life Fitness, LLC 401(k) Savings Plan was recorded as of December 31, 2019. All unvested account balances of Life Fitness employees who were both employed by Life Fitness as of the date of the closing of the sale transaction mentioned above and as of December 31, 2019 became 100% vested as of December 31, 2019. All service completed with Brunswick and its Related Companies (as defined in the Plan Document) prior to the closing and all periods of service completed with Life Fitness and its Related Companies (as defined in the Plan Document) on or after the closing were credited under the Plan for eligibility and vesting purposes with respect to Life Fitness Employees. During the Effective Period, Life Fitness Participants were not permitted to allocate the investment of employee or employer contributions into the Brunswick Stock Fund or to transfer or exchange any portion of their accounts into the Brunswick Stock Fund. However, Life Fitness Participants were permitted to transfer amounts held in the Brunswick Stock Fund during the Effective Period out of such fund. On January 10, 2020, all assets related to Life Fitness employees were transferred out of the Plan to the Life Fitness, LLC 401(k) Savings Plan, a newly created Plan sponsored by Life Fitness, LLC. As of December 31, 2019, the total value of these assets was $235,883,060, which includes the Profit Sharing Contributions Receivable due to Life Fitness participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board, the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan.

Recently Issued Accounting Standard

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the timing and impact of adopting the updated provision.

There were no other recent accounting pronouncements that impacted the Plan in 2019 or that are expected to impact the Plan in the future.

3. Investments

There were no changes to the investment options during 2019.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$38,862,969	$—	$—	$38,862,969
Mutual funds	789,681,316	—	—	789,681,316
Total investments at fair value	$828,544,285	$—	$—	$828,544,285
Investments measured at net asset value (A)				705,893,974
Total Investments				$1,534,438,259

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$40,044,459	$—	$—	$40,044,459
Mutual funds	644,881,092			644,881,092
Total investments at fair value	$684,925,551	$—	$—	$684,925,551
Investments measured at net asset value (A)				573,459,952
Total investments				$1,258,385,503

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

5. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$1,345,860,117	$1,306,197,768
Adjustment for certain deemed distributions of participant loans	(78,353)	(105,367)
Net assets available for benefits per Form 5500	$1,345,781,764	$1,306,092,401

The following is a reconciliation of the Net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2019
Net increase in net assets available for benefits before transfers per the financial statements	$258,468,939
Adjustment for certain deemed distributions of participant loans	27,014
Net increase per Form 5500	$258,495,953

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $9,764,639 and recognized dividend income of $666,985 during 2019. At December 31, 2019 and 2018, the Plan held 647,932 and 862,098 shares of Brunswick Corporation common stock with fair values of $38,862,969 and $40,044,459, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2019 and 2018

9. Subsequent Events

On March 11, 2020, the World Health Organization announced that infections of the novel coronavirus (COVID-19) had become a world-wide pandemic. The pandemic has resulted in significant uncertainty in the global economy and increased volatility in financial markets, including the market price of Brunswick's common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility associated with the COVID-19 pandemic, the resulting financial impact to the Plan cannot be reasonably estimated. The Company funded 50% of its anticipated 2019 profit sharing contribution on May 13, 2020, with the remaining profit sharing contributions planned to occur in the second half of 2020.

Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. The Company has not fully amended the Plan to reflect these changes.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2019

		Current
Identity of Issuer	Description of Investment	Value**

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$38,862,969

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	38,383,968
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust II	14,337,914
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	174,704,241
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust II	20,197,088
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	157,337,187
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust II	9,870,230
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	124,750,927
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust II	7,283,588
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	42,629,223
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust II	4,374,761
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust II	951,219
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	10,333,183
Total Target Date Retirement Collective Trust		605,153,529

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	115,448,489.5
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	56,737,103
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,478,880
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	18,876,601
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares	261,187,566
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	52,435,175
The Vanguard Group, Inc.*	Federal Money Market Fund	1,631,202
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	112,692,146
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	104,447,988
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	60,746,165
Total Mutual Funds		789,681,316

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	100,418,521
Wells Fargo Stable Value Fund	Stable Value Fund	321,924
Total Stable Value Fund		100,740,445

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	14,946,791
		$1,549,385,050
*Represents a party-in-interest to the Plan.
**Includes investments related to Life Fitness participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 29, 2020	By: /s/ RANDALL S. ALTMAN
Randall S. Altman
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm